EXHIBIT 1

                           ACS MOTION CONTROL LIMITED

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

                         SCHEDULED FOR DECEMBER 26, 2007

To the Shareholders:

     The Annual Meeting of Shareholders of ACS Motion Control Limited, an Israeli company (the "COMPANY"), will be held at the Company's registered offices at Shaul Amor Avenue, Migdal Ha'Emek, Israel, on December 26, 2007, at 17:00 p.m., local time, for the following purposes:

     (1) To re-elect three of the current directors of the Company, each of whom is to hold office until the next Annual Meeting of Shareholders or until the due election and qualification of his/her successor; and to fix the remuneration of the members of the Company's board of directors that are not employed by the Company, except for the Company's Chairman of the Board.

     (2) To elect Ms. Alexandra Pluber, an External Director of the Company under the Israeli Companies Law, for a second three-year term as an External Director of the Company.

     (3) To discuss the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006.

     (4) To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's independent auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced and to authorize the Board to fix their remuneration.

     (5) to approve the grant to Ze'ev Kirshenboim of 60,000 Performance Options to purchase Ordinary Shares of the Company that will vest only if specified financial goals will be achieved.

     (6) To transact such other business as may properly come before the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on November 12, 2007 will be entitled to receive notice of, and to vote at, the meeting or any adjournments thereof.

     If you cannot personally attend the meeting, you are requested to promptly fill in, sign and return the proxy submitted to you herewith.


                                By order of the Board of Directors,


                                Ze'ev Kirshenboim

                                President and Chairman of the Board of Directors

Dated:

November 6, 2007

                           ACS MOTION CONTROL LIMITED

                                 PROXY STATEMENT

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of ACS Motion Control Limited, an Israeli company (together with its subsidiaries, the "COMPANY"), to be voted at the Annual Meeting of Shareholders (the "MEETING") scheduled to be held at the Company's registered offices at Shaul Amor Avenue, Migdal Ha'Emek, Israel, on December 26, 2007, at 17:00 p.m., local time, and any adjournment thereof.

     Only shareholders of record as of the close of business on November 12, 2007 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. On that date, the Company had outstanding 3,280,752 ordinary shares, par value NIS .01 per share (the "ORDINARY SHARES"), of which 1 share was held by the Company and therefore, under the Israeli Companies Law, not entitled to vote at the Company's shareholders meeting. The presence in person or by proxy of two shareholders, together holding more than one third of the voting power of the issued share capital of the Company conferring a right to vote, and entitled to vote, shall constitute a quorum for the transaction of business at the Meeting. Each share is entitled to one vote.

     Each form of proxy which is properly executed and returned to the Company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted in favor of the resolution brought before the Meeting, as specified herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the Meeting, by returning to the Company prior to the Meeting a proxy bearing a later date, or by otherwise notifying the Secretary of the Company in writing prior to the Meeting.

     The address of the Company's executive offices is Shaul Amor Ave., Ramat Gabriel, P.O.B. 5668, Migdal Ha'Emek, Israel 10500 and its telephone number is 011-972-4-6546-440.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, as of November 6, 2007, of Ordinary Shares of each of the Company's shareholders known to beneficially own more than 5% of the outstanding Ordinary Shares, and by all executive officers and directors of the Company as a group:

                                                                            OPTIONS TO      PERCENTAGE
                                             SHARES                          PURCHASE    OUTSTANDING ON A
          NAME AND ADDRESS                OWNED AS OF       PERCENTAGE       ORDINARY      FULLY DILUTED
         OF BENEFICIAL OWNER            NOVEMBER 5, 2007    OUTSTANDING     SHARES (1)        BASIS (4)
         -------------------            ----------------    -----------     ----------        --------

Ze'ev Kirshenboim                            844,632(2)        25.5%         168,000(3)       29.36%
Jacob Engel                                  680,319(2)       20.74%               -          20.74%
Wellington Management Company                289,500           8.82%               -           8.82%
All directors and executive officers
of the Company as a group                  1,524,951          46.48%         194,500(3)       49.48%
Total persons or entities owning
more than 5% of the outstanding
ordinary shares                            1,814,451          55.31%         168,000          57.48%

----------

     1) Including all options to purchase ordinary shares, whether or not exercisable within 60 days.

     2) Including 79,513 shares, which constitute 50% of 159,026 shares held in joint ownership by Ze'ev Kirshenboim and Jacob Engel.

     3) Excluding stock options granted to Mr. Kirshenboim, which are subject to the approval of the shareholders meeting.

     4) Not including additional options granted to employees of the Company that are not officers or directors of the Company.

                                     ITEM 1

          RE-ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION

     The Board of Directors recommends re-electing the three nominees for director listed below. The directors to be elected are to hold office until the next Annual Meeting of Shareholders or until their respective successors are elected and shall have qualified. If for any reason any of said nominees will become unavailable for election, proxies will be voted for a substitute nominee designated by the Board of Directors. However, the Board has no reason to believe that this will occur. In addition to these three directors, the Company's board of directors includes two External Directors that are appointed pursuant to the Israeli Companies Law for a period of several years (one of whom shall be appointed pursuant to Item 2 below).

     Directors of the Company shall be elected by the majority of the votes cast at the Annual Meeting.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

ALTERNATE DIRECTORS

     The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Israeli Companies Law, 1999 (the "Companies Law") forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. Pursuant to the Companies Law, the appointment of an alternate director does not terminate the liability of the director whom he replaces, which shall continue to apply, taking into account the circumstances of the case. An alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.

INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

     INDEPENDENT DIRECTORS. Pursuant to the current listing requirements of the NASDAQ Capital Market applicable to foreign private issuers, the Company is required to appoint a minimum of three independent directors meeting the applicable qualification requirements set by NASDAQ, who are to serve on the Company's audit committee. Under rules adopted by NASDAQ applicable to foreign private issuers as of July 31, 2005, the majority of the members of the board of directors of listed companies need to be independent. An "independent director" for these purposes means a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     The following persons are not considered independent under the rules to be applicable to us commencing July 31, 2005:

     o a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

     o a director who accepted or has family member (by blood, marriage or adoption or has the same residence) who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than (i) compensation for board or board committee service, (ii) payments arising solely from investments in the company's securities, (iii) compensation paid to a family member who is a non-executive employees of the company or a parent or subsidiary of the company, (iv) benefits under a qualified plan or non-discretionary compensation and (v) certain loans;

     o a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

     o a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities or (ii) payments under non-discretionary charitable contribution matching programs;

     o a director of the listed company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity; or

     o a director who is, or has a family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

     This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

     All Independent Directors must be financially literate and at least one of them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ Capital Market. Messrs. Avraham Yoskovitz, Eli Dayan and Ms. Alexandra Pluber currently serve as Independent Directors of the Company.

     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

     o    an employment relationship;

     o    business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

     No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Ms. Pluber and Mr.Yoskovitz are currently the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Ms. Pluber serves as an external director since December 2004, until December 2007, and Mr. Yoskovitz serves as an external director since June 2006 until June 2009.

     According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to monitor deficiencies in the management of the company's business practices, in consultation with the internal controller or with the auditors, and to recommend to the Board of Directors appropriate courses of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

     Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The Company's internal controller is Mr. Michael Harel.

     The rules of NASDAQ currently applicable to foreign private issuers such as us require the Company to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") issued new rules that, among other things, required NASDAQ to impose independence requirements on each member of the audit committee. NASDAQ has adopted rules that comply with the SEC's requirements and which are applicable to foreign private issuers on July 31, 2005.

     The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or a subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     Under the NASDAQ rules to be applicable to foreign private issuers commencing July 31, 2005, members of the audit committee will also need to comply with the independence standards described under "Independent Directors; External Directors - Independent Directors" above.

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Eli Dayan, Alexandra Pluber and Avraham Yoskovitz. Based on the information provided by these individuals they are in compliance with NASDAQ's independence requirements.

INFORMATION CONCERNING NOMINEES

     The name and age of each nominee and the year he became a director of the Company is as follows:

             NAME                      AGE          FIRST BECAME A DIRECTOR
------------------------------         ---          -----------------------

Ze'ev Kirshenboim                       54                   1987
Jacob Engel                             58                   1987
Eli Dayan                               67                   2003

----------

     ZE'EV KIRSHENBOIM, one of the founders of the Company, serves as President, Chairman of the Board of Directors, and Chief Financial Officer of the Company. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Ind. in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Ind., in Horsham, Pennsylvania, developing high speed servo systems for high speed wire bonders.

     JACOB ENGEL, one of the founders of the Company, serves as a Director of the Company since 1987. Since 1992, Mr. Engel has served as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.

     ELI DAYAN, CPA (Israel) has served as a Director since April 2003. Mr. Dayan is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. From December 1998 till December 2004, Mr. Dayan was a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since 2000 Mr. Dayan has been a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).

EXECUTIVE COMPENSATION

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2006 was approximately U.S. $1,100 thousand.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1 TO ELECT THE DIRECTOR NOMINEES AND TO FIX THEIR REMUNERATION AS ABOVE SAID.

                                     ITEM 2

                       APPOINTMENT OF AN EXTERNAL DIRECTOR

     Ms. Alexandra Pluber has served as an External Director of the Company since December 26, 2004 and her initial term ends on December 25, 2007. The Company proposes to appoint Ms. Pluber for a second three-year term as one of its External Directors, until December 25, 2010.

     Ms. Pluber is a licensed CPA (Israel) since 1981, with an accounting and business degree from the Bar-Ilan University in Israel. Ms. Pluber is the owner of an accounting firm located in Ramat-Yishay, Israel and is experienced, among other things, in auditing, internal and external control issues, accounting regulation and management of trusts

     The appointment of Ms. Pluber for a second term requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Ms. Plubers's remuneration shall be as set forth under Item 1 above for the External Directors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 2 TO ELECT MS. PLUBER FOR A SECOND TERM AS AN EXTERNAL DIRECTOR.

                                     ITEM 3

          DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEAR 2006

     At the Meeting, the Company's management will report on the 2006 financial results.

                                     ITEM 4

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Kost Forer Gabbay & Kasierer, certified public accountants (Israel) (members of Ernst and Young Global) have been selected by management to audit the Company's financial statements until the next Annual Meeting of shareholders or until otherwise duly replaced. Kost Forer Gabbay & Kasierer have been the Company's independent auditors since January 2003. A representative of said firm is expected to be present or available by telephone at the Meeting with an opportunity to make a statement to the shareholders, and will respond to appropriate questions. The compensation of Kost Forer Gabbay & Kasierer is proposed to be determined by the Company's board of directors based on the scope of services provided by such auditors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 4 TO APPOINT KOST, FORER GABBAY & KASIERER AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND TO EMPOWER THE BOARD TO SET THEIR COMPENSATION.

                                     ITEM 5

                  APPROVAL OF COMPANY PERFORMANCE STOCK OPTIONS
                        GRANTED TO MR. ZE'EV KIRSHENBOIM

BACKGROUND

     On November 6, 2007, following the approval of our Option Committee and our Audit Committee, the Company's Board of Directors resolved to grant Mr. Ze'ev Kirshenboim, the President, Chief Financial Officer and Chairman of the Board of Directors of the Company, Performance Options to purchase up to 60,000 Ordinary Shares of the Company (the "OPTIONS"). The Options shall vest only if specified financial goals will be achieved. Mr. Kirshenboim is a holder of 25.50% of its outstanding share capital. Mr. Kirshenboim and his spouse, Mrs. Ilana Kirshenboim are deemed the joint beneficial holders (assuming the exercise of any option granted to them, excluding options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 29.36% of its outstanding share capital.

     Pursuant to Israel Companies law, the grant of such Performance Options is subject to the approval of the shareholders of the Company adopted at a special meeting of shareholders. In the event that the grant of any or all of such Performance Options is not approved by the shareholders meeting, such grant shall not become effective.

     Each Performance Option exercise price is equal to the closing price for the Company's Ordinary Share as quoted on NASDAQ on 26/12/2007. The Options shall vest as follows: (i) 50% of the options upon achievement of the Goals of Year Four ("YEAR 4 GOALS") before December 31, 2011 (ii) 50% of the options upon achievement of the Goals of Year Five ("YEAR 5 GOALS") before December 31, 2012. Any options not vested within the time period specified above will expire. All vested options will expire, if not exercised, on 25/12/2022.

Financial Goals:


                   Sales     Sales per     Net Income      Net Income    Cumulative Cash from Operations generated in
                   ($M)       Share          ($M)          per Share    the period starting 1/2008 till end of year ($M)
---------------- ---------- ----------- --------------- --------------- ----------------------------------------------
YEAR 4 GOALS
(2011)             20.0       $5.50          3.0             0.80                            4.0
---------------- ---------- ----------- --------------- --------------- ----------------------------------------------
YEAR 5 GOALS
(2012)             23.0       $6.30          4.0             1.00                            8.0
---------------- ---------- ----------- --------------- --------------- ----------------------------------------------

VOTE REQUIRED

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, this grant of Performance Options is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the Performance Options listed above to Mr. Kirshenboim on November 6, 2007.

     The approval of the Performance Options grant to Mr. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

RESOLUTION

It is proposed that the following resolution be adopted at the Meeting:

For the benefit of the Company, to hereby approve the grant to Ze'ev Kirshenboim of 60,000 Performance Options to purchase Ordinary Shares of the Company (the "OPTIONS") with an exercise price equal to the closing price for the Company's Ordinary Shares as quoted on NASDAQ on December 26, 2007. The Options shall vest only if the financial goals specified in the table above will be achieved. The Options shall vest as follows: (i) 50% of the options upon achievement of the Goals of Year Four ("YEAR 4 GOALS") before December 31, 2011 (ii) 50% of the options shall vest upon achievement of the Goals of Year Five, ("YEAR 5 GOALS") before December 31, 2012. Options not vested within the time period specified above will expire. All vested options will expire, if not exercised by 25/12/2022.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 5 AND APPROVE THE PERFORMANCE OPTIONS GRANTED TO MR. KIRSHENBOIM.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of November 6, 2007 there were 3,280,752 Ordinary Shares of the Company outstanding. The following table sets forth information with respect to the beneficial ownership of Ordinary Shares and options to purchase Ordinary Shares of each executive officer, each director and each shareholder of the Company known to beneficially own more than 5% of the outstanding Ordinary Shares, and all directors and executive officers as a group.

                                        SHARES BENEFICIALLY                                   PERCENTAGE ON A
          NAME AND ADDRESS                 OWNED(1) AS OF    PERCENTAGE   OPTIONS TO PURCHASE  FULLY DILUTED
         OF BENEFICIAL OWNER              NOVEMBER 6, 2007   OUTSTANDING  ORDINARY SHARES (2)    BASIS(7)
         -------------------              ----------------   -----------  -------------------    --------
Ze'ev Kirshenboim (6)                       1,011,132(3)(4)    29.33%          168,000(5)          29.36%
Jacob Engel (6)                               680,319(4)       20.74%                -             20.74%
Wellington Management Company                 289,500           8.82%                -              8.82%
All directors and executive officers
of the Company as a group                   1,699,951          49.19%          194,500             49.48%

----------

     1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days.

     2) Including options to purchase ordinary shares, whether or not exercisable within 60 days, and excluding options subject to the approval of the Shareholders meeting.

     3)   Including Ordinary Shares held by Mr. Kirshenboim's spouse.

     4) Including 79,513 shares, which constitute 50% of 159,026 shares held in joint ownership by Ze'ev Kirshenboim and Jacob Engel.

     5) Excluding stock options granted to Mr. Kirshenboim, which are subject to the approval of the shareholders meeting.

     6)   His address is c/o the Company, P.O.B. 5668, Migdal Ha'Emek, Israel
          10500.

     7) Not including additional options granted to employees of the Company that are not officers or directors of the Company.

                                  ANNUAL REPORT

     On written request, the Company will provide without charge to each record or beneficial holder of the Ordinary Shares as of a copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission. Requests should be addressed to Ze'ev Kirshenboim, President and Chairman of the Board of Directors, ACS Motion Control Limited, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.

                               PROXY SOLICITATION

     The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular employees of the Company, who will not be specially compensated for this purpose. The Company will also request record holders of Ordinary Shares who are securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of such stock, and will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.

                                  OTHER MATTERS

     The Company is unaware of any matters, other than those mentioned above, which will be brought before the Meeting for action. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.

     IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED FORM OF PROXY.

                                Ze'ev Kirshenboim

                                President and Chairman of the Board of Directors

                           ACS MOTION CONTROL LIMITED
                                      PROXY

     I/WE, being a member and holder of ______ Ordinary Shares of ACS Motion Control Limited, hereby appoint Ms. Ilana Kirshenboim, the Corporate Secretary of the Company as my/our proxy (hereinafter, the "Proxy") to vote for me/us and on my/our behalf at the ordinary Annual General Meeting of the Company, to be held on the 26th day of December, 2007 and at every adjournment thereof.

     I/WE, instruct the Proxy to vote on my/our behalf as follows:

          1. To re-elect Messrs. Ze'ev Kirshenboim, Jacob Engel and Eli Dayan as directors of the Company until the next annual shareholders meeting or until the due election and qualification of his/her successor.

          (To withhold authority for any director cross their name from the list above)

               [_]  For All            [_]  Withheld

          2. To elect Ms. Alexandra Pluber, an External Director of the Company under the Israeli companies Law, for a second three-year term .

               [_]  For All            [_]  Withheld

          3. Have you any comment or remark regarding the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006;

          (If the answer is affirmative, include any comment or remark and attach them on a separate page to this proxy card)

               [_]   Yes               [_]  No

          4. To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's Independent Auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced, and to authorize the board of directors to fix their remuneration.

               [_]   For               [_]  Against              [_]  Abstain

          5. To approve the grant to Ze'ev Kirshenboim of up to 60,000 Performance Options to purchase Ordinary Shares of the Company that will vest only if specified financial goals are achieved.

               [_]   For               [_]  Against              [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 5? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

               [_]   Yes               [_]  No

          6. Any other matter which may properly be brought before the meeting or any adjournment thereof.

               [_]   For               [_]  Against              [_]  Abstain

     Unless otherwise specified, this proxy will be voted in favor of Proposals 1-6.

                                              Signature:________________________
                                              Date: